

May 18, 2011

Jordan Glatt
Chief Executive Officer
Ads In Motion, Inc.
159 South Street
Morrison, NJ 07690

> **Re: Ads In Motion, Inc.**
> **Form 8-K/A**
> **Filed May 9, 2011**
> **File No. 000-53460**

Dear Mr. Glatt:

We have reviewed your filing and response letter dated May 9, 2011, and we have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. In regards to the Item 4.01 Form 8-K filed on February 14, 2011, please amend your Form 8-K to state that the you are unable to obtain the required exhibit 16.1 letter from your former auditor despite repeated attempts to do so.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director